

December 21, 2017

<u>Via E-mail</u>
William Toler
President and Chief Executive Officer
Hostess Brands, Inc.
1 East Armour Boulevard
Kansas City, MO 64111

     Re: Hostess Brands, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 14, 2017
             File No. 1-37540

Dear Mr. Toler:

     We refer you to our comment letter dated December 7, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance